Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2023

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2023	2022	2023	2022

Revenues (note 3)	$1,117,109	$960,455	$3,255,288	$2,725,734

Cost of revenues	756,561	661,097	2,211,088	1,875,406
Selling, general and administrative expenses	252,569	207,974	748,276	615,116
Depreciation	18,692	14,699	53,766	44,657
Amortization of intangible assets	14,454	12,202	40,296	35,066
Acquisition-related items	1,274	1,774	5,032	3,921
Operating earnings	73,559	62,709	196,830	151,568

Interest expense, net	11,956	6,759	34,541	16,166
Other expense (income), net (note 6)	(702)	779	(5,215)	566
Earnings before income tax	62,305	55,171	167,504	134,836
Income tax (note 8)	16,447	13,830	44,266	34,168
Net earnings	45,858	41,341	123,238	100,668

Non-controlling interest share of earnings (note 11)	4,406	2,904	10,215	5,919
Non-controlling interest redemption increment (note 11)	8,801	4,260	18,894	11,921
Net earnings attributable to Company	$32,651	$34,177	$94,129	$82,828

Net earnings per common share (note 12)

Basic	$0.73	$0.77	$2.11	$1.87
Diluted	$0.73	$0.77	$2.10	$1.86

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2023	2022	2023	2022

Net earnings	$45,858	$41,341	$123,238	$100,668

Foreign currency translation loss	(1,592)	(7,269)	(109)	(9,295)

Comprehensive earnings	44,266	34,072	123,129	91,373

Less: Comprehensive earnings attributable to non-controlling interests	13,207	7,164	29,109	17,840

Comprehensive earnings attributable to Company	$31,059	$26,908	$94,020	$73,533

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2023	December 31, 2022
Assets
Current Assets
Cash and cash equivalents	$150,045	$136,219
Restricted cash	27,841	23,129
Accounts receivable, net of allowance of $19,087 (December 31, 2022 - $18,247)	737,771	635,942
Income tax recoverable	22,061	20,894
Inventories (note 7)	264,597	242,341
Prepaid expenses and other current assets	54,527	50,347
	1,256,842	1,108,872

Other receivables	4,139	4,881
Other assets	19,967	33,668
Fixed assets	181,344	167,012
Operating lease right-of-use assets (note 5)	210,799	205,544
Intangible assets	406,478	368,451
Goodwill	971,151	886,086
	1,793,878	1,665,642
	$3,050,720	$2,774,514

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$104,853	$115,989
Accrued liabilities	296,447	282,324
Income taxes payable	217	2,787
Unearned revenues	175,849	125,542
Operating lease liabilities - current (note 5)	50,341	49,145
Long-term debt - current (note 9)	37,008	35,665
Contingent acquisition consideration - current (note 10)	18,853	25,537
	683,568	636,989

Long-term debt - non-current (note 9)	753,960	698,798
Operating lease liabilities - non-current (note 5)	175,485	168,557
Contingent acquisition consideration (note 10)	12,239	8,651
Unearned revenues	18,812	17,864
Other liabilities	56,794	51,663
Deferred income tax	66,567	51,097
	1,083,857	996,630
Redeemable non-controlling interests (note 11)	266,105	233,429

Shareholders' equity	1,017,190	907,466
	$3,050,720	$2,774,514

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	loss	Total

Balance, December 31, 2022	44,226,493	$813,029	$83,007	$17,347	$(5,917)	$907,466
Net earnings	—	—	—	16,118	—	16,118
Other comprehensive earnings	—	—	—	—	47	47

Common Shares:
Stock option expense	—	—	7,157	—	—	7,157
Stock options exercised	323,724	27,394	(5,818)	—	—	21,576
Dividends	—	—	—	(10,154)	—	(10,154)
Balance, March 31, 2023	44,550,217	$840,423	$84,346	$23,311	$(5,870)	$942,210
Net earnings	—	—	—	45,360	—	45,360
Other comprehensive earnings	—	—	—	—	1,436	1,436

Common Shares:
Stock option expense	—	—	5,347	—	—	5,347
Stock options exercised	42,600	5,155	(1,111)	—	—	4,044
Dividends	—	—	—	(10,011)	—	(10,011)
Balance, June 30, 2023	44,592,817	$845,578	$88,582	$58,660	$(4,434)	$988,386
Net earnings	—	—	—	32,651	—	32,651
Other comprehensive loss	—	—	—	—	(1,592)	(1,592)

Common Shares:
Stock option expense	—	—	3,957	—	—	3,957
Stock options exercised	39,810	4,873	(1,055)	—	—	3,818
Dividends	—	—	—	(10,030)	—	(10,030)
Balance, September 30, 2023	44,632,627	$850,451	$91,484	$81,281	$(6,026)	$1,017,190

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	earnings (loss)	Total

Balance, December 31, 2021	44,013,031	$797,428	$68,249	$(67,920)	$1,965	$799,722
Net earnings	—	—	—	14,085	—	14,085
Other comprehensive earnings	—	—	—	—	1,562	1,562

Common Shares:
Stock option expense	—	—	5,821	—	—	5,821
Stock options exercised	179,500	12,705	(2,672)	—	—	10,033
Dividends	—	—	—	(8,952)	—	(8,952)
Balance, March 31, 2022	44,192,531	$810,133	$71,398	$(62,787)	$3,527	$822,271
Net earnings	—	—	—	34,566	—	34,566
Other comprehensive loss	—	—	—	—	(3,588)	(3,588)

Subsidiaries’ equity transactions	—	—	23	—	—	23
Common Shares:
Stock option expense	—	—	4,035	—	—	4,035
Stock options exercised	400	34	(7)	—	—	27
Dividends	—	—	—	(8,946)	—	(8,946)
Balance, June 30, 2022	44,192,931	$810,167	$75,449	$(37,167)	$(61)	$848,388
Net earnings	—	—	—	34,177	—	34,177
Other comprehensive loss	—	—	—	—	(7,269)	(7,269)

Subsidiaries’ equity transactions	—	—	3	—	—	3
Common Shares:
Stock option expense	—	—	4,117	—	—	4,117
Stock options exercised	20,000	1,655	(329)	—	—	1,326
Dividends	—	—	—	(8,953)	—	(8,953)
Balance, September 30, 2022	44,212,931	$811,822	$79,240	$(11,943)	$(7,330)	$871,789

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Cash provided by (used in)

Operating activities
Net earnings	$45,858	41,341	$123,238	$100,668

Items not affecting cash:
Depreciation and amortization	33,146	26,901	94,062	79,723
Deferred income tax	55	(609)	(636)	(1,813)
Stock-based compensation	3,957	4,117	16,461	13,973
Other	1,077	702	(429)	2,322

Changes in non-cash working capital:
Accounts receivable	45,576	(22,960)	(76,777)	(1,226)
Inventories	(18,789)	(39,733)	(16,183)	(64,902)
Prepaid expenses and other current assets	5,146	(2,097)	(4,288)	(7,822)
Payables and accruals	(29,489)	(4,397)	(18,497)	(39,847)
Unearned revenues	(8,933)	(14,361)	46,269	868
Other liabilities	6,361	(329)	6,694	(30,069)
Net cash provided by (used in) operating activities	83,965	(11,425)	169,914	51,875

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(19,366)	(7,530)	(112,816)	(7,530)
Purchases of fixed assets	(23,465)	(19,076)	(67,669)	(55,454)
Other investing activities	(1,496)	(2,032)	(240)	(16,001)
Net cash used in investing activities	(44,327)	(28,638)	(180,725)	(78,985)

Financing activities
Increase in long-term debt	1,804	60,089	136,849	135,818
Repayment of long-term debt	(31,000)	—	(81,000)	(70,000)
Purchases of non-controlling interests, net	(564)	(2,158)	(4,174)	(21,337)
Contingent acquisition consideration	(7,326)	(3,628)	(15,802)	(4,746)
Proceeds received on exercise of options	3,818	1,326	29,438	11,386
Financing fees paid	—	(135)	—	(2,468)
Dividends paid to common shareholders	(10,033)	(8,949)	(29,013)	(25,930)
Distributions paid to non-controlling interests	(2,450)	(3,649)	(6,922)	(6,251)
Net cash provided by (used in) financing activities	(45,751)	42,896	29,376	16,472

Effect of exchange rate changes on cash, cash equivalents and restricted cash	577	1,180	(27)	1,549

Increase (decrease) in cash, cash equivalents and restricted cash	(5,536)	4,013	18,538	(9,089)

Cash, cash equivalents and restricted cash, beginning of period	183,422	181,169	159,348	194,271

Cash, cash equivalents and restricted cash, end of period	$177,886	185,182	$177,886	$185,182

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2023

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, First Onsite Property Restoration, California Closets, Century Fire Protection, CertaPro Painters, Pillar to Post Home Inspectors, and Floor Coverings International.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2023 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2023 and 2022. All such adjustments are of a normal recurring nature. The results of operations for the three and nine month periods ended September 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

3.       REVENUE RECOGNITION – Within the FirstService Brands segment, franchise fee revenue recognized during the nine months ended September 30, 2023 that was included in deferred revenue at the beginning of the period was $4,652 (2022 - $3,591). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

The majority of current unearned revenues as at December 31, 2022 are expected to be recognized into income during 2023.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized and are amortized over the life of the underlying franchise agreement. Costs amortized during the nine months ended September 30, 2023 were $2,172 (2022 - $1,540). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at September 30, 2023 was $9,446 (2022 - $8,133). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at September 30, 2023, the aggregate amount of backlog was $715,265 (December 31, 2022 – $631,660). The Company expects to recognize revenue on the majority of the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months		Nine months
	ended September 30		ended September 30
	2023	2022	2023	2022
Revenues

FirstService Residential	$537,828	$478,562	$1,500,542	$1,330,134
FirstService Brands company-owned	523,024	430,873	1,595,366	1,252,535
FirstService Brands franchisor	54,448	49,532	154,507	139,164
FirstService Brands franchise fee	1,809	1,488	4,873	3,901

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

4.       ACQUISITIONS – During the nine months ended September 30, 2023, the Company completed eight acquisitions, three in the FirstService Residential segment and five in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired three property management firms operating in New York City, Toronto, Canada, and San Ramon, California, respectively. Within the FirstService Brands segment, the Company acquired a Paul Davis franchise as well as a fire protection company, both headquartered in Houston. Also, within the FirstService Brands segment, the Company acquired a California Closets franchise operating in Reno, Nevada, an independent restoration company located in Nashville, as well as a property services business in Orange County, California. The acquisition date fair value of consideration transferred was as follows: cash of $112,816 (net of cash acquired of $7,650), $12,625 paid in escrow just prior to December 31, 2022, and contingent consideration of $9,062.

During the nine months ended September 30, 2022, the Company completed two acquisitions for cash consideration of $7,530 and contingent consideration of $2,344.

The purchase price allocations for certain transactions completed in the last twelve months are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase price method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. There have been no material changes to the estimated purchase price allocations determined at the time of acquisition during the nine months ended September 30, 2023.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level; and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2023 was $31,092 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $27,053 to a maximum of $31,827. The contingencies will expire during the period extending to October 2025. During the nine months ended September 30, 2023, $15,802 was paid with reference to such contingent consideration (2022 - $4,746).

5.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 15 years, some of which may include options to extend the leases for up to 15 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the nine months ended September 30, 2023 was $40,006 (2022 - $35,797).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, nine months ended September 30	2023

Cash paid for amounts included in the measurement of operating lease liabilities	$36,129
Right-of-use assets obtained in exchange for operating lease obligation	$41,627

6.       OTHER INCOME - Other income is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022

Gain on sale of building asset	$—	$—	$(4,351)	$—
Other expense (income), net	(702)	779	(864)	566
	$(702)	$779	$(5,215)	$566

During the second quarter, the Company sold a building in South Florida for proceeds of $7,350. The pre-tax gain on the sale was $4,351. The sale was in the FirstService Residential segment.

7.       INVENTORIES - Inventories are comprised of the following:

	September 30,	December 31,
	2023	2022

Work-in-progress	$206,998	$177,134
Finished Goods	26,990	32,340
Supplies and other	30,609	32,867
	$264,597	$242,341

8.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2023 reflected an effective tax rate of 26% (2022 - 25%) relative to the statutory rate of approximately 27% (2022 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in certain jurisdictions, as well as taxable permanent differences.

9.       LONG-TERM DEBT – The Company has $60,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with two annual equal repayments, the next payment coming due on January 16, 2024.

In February 2022, the Company entered into a second amended and restated credit agreement providing for a $1,000,000 revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2027. The new revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The current revolving credit facility replaced the Company’s previous $450,000 revolving credit facility and $440,000 term loan (drawn in a single advance) that were set to mature in January 2023 and June 2024, respectively. The new revolving credit facility was used to repay the remaining term loan balance of $407,000 under the prior credit agreement, and will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.

In September 2022, the Company entered into two new revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $450,000 with its existing lenders, NYL Investors LLC (“New York Life”) of up to $150,000 and PGIM Private Capital (“Prudential”), of up to $300,000, in each case, net of any existing notes held by them. The facilities each have a three-year term ending September 29, 2025. The Company has the ability to issue incremental Note tranches under the Facilities, subject to acceptance by New York Life or Prudential, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60,000 of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually.

10.     FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2023:

		Fair value measurements at September 30, 2023

	Carrying value at
	September 30, 2023	Level 1	Level 2	Level 3

Contingent consideration liability	$31,092	$—	$—	$31,092
Interest rate swap assets	6,490	—	6,490	—

The Company has two interest rate swaps in place to exchange the floating interest rate on $200,000 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap assets was calculated through discounting future expected cash flows using the appropriate prevailing interest rate swap curve adjusted for credit risk. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2023

Balance, January 1	$34,188
Amounts recognized on acquisitions	9,062
Fair value adjustments	3,140
Resolved and settled in cash	(15,802)
Other	504
Balance, September 30	$31,092

Less: Current portion	18,853
Non-current portion	$12,239

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 4.0% to 4.5%).

	September 30, 2023		December 31, 2022
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,139	$4,139	$4,881	$4,881
Long-term debt	790,968	791,620	734,463	736,818

11.     REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2023

Balance, January 1	$233,429
RNCI share of earnings	10,215
RNCI redemption increment	18,894
Distributions paid to RNCI	(6,922)
Purchases of interests from RNCI, net	(4,174)
RNCI recognized on business acquisitions	13,995
Other	668
Balance, September 30	$266,105

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Common Shares. The redemption amount as of September 30, 2023 was $238,344. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at September 30, 2023, approximately 1,600,000 such shares would be issued; this would be accretive to net earnings per Common Share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment or decrement.

12.     NET EARNINGS PER COMMON SHARE – The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2023	2022	2023	2022

Basic shares	44,613	44,201	44,529	44,179
Assumed exercise of Company stock options	240	295	243	332
Diluted shares	44,853	44,496	44,772	44,511

13.     STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at September 30, 2023, there were 1,918,740 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended September 30, 2023 (2022 – 10,000). Stock option activity for the nine months ended September 30, 2023 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	2,337,573	$120.06
Granted	615,000	142.20
Exercised	(406,134)	72.48
Forfeited	(75,890)	144.43
Shares issuable under options - End of period	2,470,549	$132.65	2.66	$38,194
Options exercisable - End of period	1,078,141	$118.61	1.73	$31,447

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2023 was $16,461 (2022 - $13,973). As of September 30, 2023, there was $25,948 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the nine month period ended September 30, 2023, the fair value of options vested was $15,695 (2022 - $12,211).

14.     CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.     SEGMENTED INFORMATION – The Company has two reportable operating segments and Corporate. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2023
Revenues	$537,828	$579,281	$—	$1,117,109
Depreciation and amortization	9,919	23,204	23	33,146
Operating earnings	49,001	33,935	(9,377)	73,559

2022
Revenues	$478,562	$481,893	$—	$960,455
Depreciation and amortization	6,813	20,066	22	26,901
Operating earnings	41,658	28,178	(7,127)	62,709

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2023
Revenues	$1,500,542	$1,754,746	$—	$3,255,288
Depreciation and amortization	24,741	69,252	69	94,062
Operating earnings	120,908	105,865	(29,943)	196,830

2022
Revenues	$1,330,134	$1,395,600	$—	$2,725,734
Depreciation and amortization	21,020	58,635	68	79,723
Operating earnings	108,311	67,598	(24,341)	151,568

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended September 30

2023
Revenues	$978,913	$138,196	$1,117,109
Total long-lived assets	1,460,875	308,897	1,769,772

2022
Revenues	$854,123	$106,332	$960,455
Total long-lived assets	1,214,807	316,261	1,531,068

	United States	Canada	Consolidated

Nine months ended September 30

2023
Revenues	$2,822,459	$432,829	$3,255,288

2022
Revenues	$2,391,731	$334,003	$2,725,734

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Nine Month Period Ended September 30, 2023

(in US dollars)

November 2, 2023

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2023 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2022. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2023 and up to and including November 2, 2023.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Results of operations - three months ended September 30, 2023

Revenues for our third quarter were $1.12 billion, 16% higher than the comparable prior year quarter. Organic growth was 10% in the quarter, with the balance coming from recent acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $111.9 million, up from $95.5 million reported in the prior year quarter. Our Adjusted EBITDA margin was 10.0% of revenues versus 9.9% of revenues in the prior year quarter. Operating earnings for the third quarter were $73.6 million, compared to $62.7 million in the prior year quarter. Our operating earnings margin was 6.6% of revenues versus 6.5% of revenues in the prior year quarter.

Depreciation and amortization expense totalled $33.1 million, relative to $26.9 million in the prior year, with the increase primarily related to recently acquired operations in both our FirstService Residential and FirstService Brands segments.

Net interest expense was $12.0 million, up from $6.8 million recorded in the prior year quarter, with the difference primarily attributable to a higher cost of debt, as well as the increase in our average outstanding debt.

The consolidated income tax rate for the quarter was 26% of earnings before income tax, versus 25% in the prior year quarter, and relative to the statutory rate of 27% in both periods. The effective tax rate for the full year is expected to be approximately 26%.

Net earnings for the quarter were $45.9 million, versus $41.3 million in the prior year quarter, with the increase primarily attributable to increased profitability in both segments, partially offset by higher interest expense.

The RNCI redemption increment for the third quarter was $8.8 million, versus $4.3 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $537.8 million for the third quarter, up 12% versus the prior year, including organic growth of 9%. The growth was driven by both new client contract wins and an expanded offering of services with existing clients across most markets. Adjusted EBITDA was $56.6 million, or 10.5% of revenues, versus $49.6 million, or 10.4% of revenues, in the prior year quarter. Operating earnings were $49.0 million, or 9.1% of revenues, versus $41.7 million, or 8.7% of revenues, for the third quarter of last year.

Third quarter revenues at our FirstService Brands segment were $579.3 million, up 20% relative to the prior year quarter. Organic growth was 11%, with the balance from recent tuck-under acquisitions. All of our service lines contributed to the revenue growth, highlighted by organic strength at our Century Fire and restoration brands. Adjusted EBITDA for the quarter was $60.7 million, or 10.5% of revenues, versus $48.8 million, or 10.1% of revenues, in the prior year quarter. Operating earnings for the third quarter were $33.9 million, or 5.9% of revenues, versus $28.2 million, or 5.8% of revenues, in the prior year quarter. Margin expansion within the division was due to operating leverage benefits arising from the strong revenue growth within our restoration and Century Fire service lines.

As included in the reconciliation of segment operating earnings to segment Adjusted EBITDA, corporate costs were $9.4 million, relative to $7.1 million in the prior year quarter, with the increase primarily driven by foreign exchange. Adjusted corporate costs, which are adjusted to eliminate stock-based compensation and other items, were $5.3 million in the quarter versus $3.0 million in the prior year quarter.

Results of operations - nine months ended September 30, 2023

Revenues for the nine months ended September 30, 2023 were $3.26 billion, 19% higher than the comparable prior year, of which 14% was organic.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $312.4 million, up from $249.2 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 9.6% of revenues versus 9.1% of revenues in the prior year. Operating earnings for the period were $196.8 million, versus $151.6 million in the prior year. Our operating earnings margin was 6.0% of revenues versus 5.6% of revenues in the prior year period. The margin increase was primarily driven by operating leverage in the FirstService Brands segment.

Depreciation and amortization expense totalled $94.1 million, relative to $79.7 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense was $34.5 million, up from $16.2 million recorded in the prior year period, with the difference primarily attributable to a higher cost of debt and an increase in our average outstanding debt.

Other income was $5.2 million versus $0.6 million of expense in the prior year. Other income in the current period included a pre-tax gain of $4.4 million from the sale of a building located in South Florida within the FirstService Residential segment.

Our consolidated income tax rate for the nine-month period was 26%, versus 25% in the prior year-to-date period, and relative to the statutory rate of 27% in both periods.

Net earnings for the nine-month period were $123.2 million, up from $100.7 million in the prior year period, and was attributable to increased profitability in both segments, partially offset by higher interest costs.

The RNCI share of earnings for the nine-month period was $10.2 million, relative to $5.9 million in the prior year, with the increase attributable to higher relative earnings, as well as earnings mix at our non-wholly owned subsidiaries. The RNCI redemption increment for the period was $18.9 million, versus $11.9 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

Our FirstService Residential segment reported revenues of $1.50 billion for the nine month period, up 13% over the prior year period, including 10% organic growth. The strong revenue performance reflected an increase in labour-related services from existing clients, as well as new contract wins across various markets. Adjusted EBITDA was $144.3 million, or 9.6% of revenues, up from $130.5 million, or 9.8% of revenues, in the prior year period. Operating earnings were $120.9 million, or 8.1% of revenues, for the nine-month period, relative to $108.3 million, or 8.1% of revenues, in the prior year period.

Year-to-date revenues at FirstService Brands were $1.75 billion, an increase of 26% relative to the prior year period. On an organic basis, revenues were up 18%, with the balance of the revenue increase from acquisitions. Organic growth in the division was driven by strong restoration activity, as well as significant growth at Century Fire. Adjusted EBITDA for the period was $181.3 million, or 10.3% of revenues, up from $128.8 million, or 9.2% of revenues, in the prior year period. Operating earnings were $105.9 million, or 6.0% of revenues, versus $67.6 million, or 4.8% of revenues, in the prior year. Margin expansion resulted primarily from operating leverage driven by a significant increase in activity levels across our restoration operations as well as at Century Fire.

As included in the reconciliation of segment operating earnings to segment Adjusted EBITDA, corporate costs were $29.9 million versus $24.3 million in the prior year period, with the increase primarily attributable to compensation expense. Adjusted corporate costs, which are adjusted to eliminate stock-based compensation and other items, were $13.2 million for the nine-month period, relative to $10.2 million in the prior year period.

Summary of quarterly results

The following table sets forth FirstService’s quarterly consolidated results of operations data for each of the eleven most recent quarters. The information in the table below has been derived from FirstService’s interim consolidated financial statements (except for other data which is non-GAAP), that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2023
Revenues	$1,018,445	$1,119,734	1,117,109
Operating earnings	40,950	82,321	73,559
Net earnings per share
Basic	0.36	1.02	0.73
Diluted	0.36	1.01	0.73

YEAR ENDED DECEMBER 31, 2022
Revenues	$834,572	$930,707	$960,455	$1,020,101
Operating earnings	29,046	59,813	62,709	67,458
Net earnings per share
Basic	0.32	0.78	0.77	0.86
Diluted	0.32	0.78	0.77	0.86

YEAR ENDED DECEMBER 31, 2021
Revenues	$711,066	$831,630	$849,431	$856,945
Operating earnings	33,882	61,383	61,527	44,850
Net earnings per share
Basic	0.50	0.84	1.04	0.71
Diluted	0.50	0.83	1.03	0.70

OTHER DATA
Adjusted EBITDA - 2023	$82,096	$118,353	111,936
Adjusted EBITDA - 2022	62,338	91,346	$95,501	$102,547
Adjusted EBITDA - 2021	59,795	89,853	94,196	83,532
Adjusted EPS - 2023	0.85	1.46	1.25
Adjusted EPS - 2022	0.73	1.12	1.17	1.22
Adjusted EPS - 2021	0.66	1.21	1.50	1.21

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain home improvement brands, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically can result in higher revenues and earnings in any given reporting quarter.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense, net; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2023	2022	2023	2022

Net earnings	$45,858	$41,341	$123,238	$100,668
Income tax	16,447	13,830	44,266	34,168
Other expense (income), net	(702)	779	(5,215)	566
Interest expense, net	11,956	6,759	34,541	16,166
Operating earnings	73,559	62,709	196,830	151,568
Depreciation and amortization	33,146	26,901	94,062	79,723
Acquisition-related items	1,274	1,774	5,032	3,921
Stock-based compensation expense	3,957	4,117	16,461	13,973
Adjusted EBITDA	$111,936	$95,501	$312,385	$249,185

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, September 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$49,001	$33,935	$(9,377)
Depreciation and amortization	9,919	23,204	23
Acquisition-related items	(2,345)	3,553	66
Stock-based compensation expense	—	—	3,957
Adjusted EBITDA	$56,575	$60,692	$(5,331)

Three months ended, September 30, 2022	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$41,658	$28,178	$(7,127)
Depreciation and amortization	6,813	20,066	22
Acquisition-related items	1,173	581	20
Stock-based compensation expense	—	—	4,117
Adjusted EBITDA	$49,644	$48,825	$(2,968)

Nine months ended, September 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$120,908	$105,865	$(29,943)
Depreciation and amortization	24,741	69,252	69
Acquisition-related items	(1,368)	6,167	233
Stock-based compensation expense	—	—	16,461
Adjusted EBITDA	$144,281	$181,284	$(13,180)

Nine months ended, September 30, 2022	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$108,311	$67,598	$(24,341)
Depreciation and amortization	21,020	58,635	68
Acquisition-related items	1,191	2,606	124
Stock-based compensation expense	—	—	13,973
Adjusted EBITDA	$130,522	$128,839	$(10,176)

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2023	2022	2023	2022

Net earnings	$45,858	$41,341	$123,238	$100,668
Non-controlling interest share of earnings	(4,406)	(2,904)	(10,215)	(5,919)
Acquisition-related items	1,274	1,774	5,032	3,921
Amortization of intangible assets	14,454	12,202	40,296	35,066
Stock-based compensation expense	3,957	4,117	16,461	13,973
Income tax on adjustments	(4,787)	(4,243)	(14,757)	(12,750)
Non-controlling interest on adjustments	(321)	(280)	(852)	(714)
Adjusted net earnings	$56,029	$52,007	$159,203	$134,245

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2023	2022	2023	2022

Diluted net earnings per share	$0.73	$0.77	$2.10	$1.86
Non-controlling interest redemption increment	0.20	0.10	0.42	0.27
Acquisition-related items	0.03	0.04	0.11	0.09
Amortization of intangible assets, net of tax	0.23	0.19	0.66	0.57
Stock-based compensation expense, net of tax	0.06	0.07	0.27	0.23
Adjusted earnings per share	$1.25	$1.17	$3.56	$3.02

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2023 was $169.9 million, up from $51.9 million in the prior year period. The increase in cash was driven by profitability in both segments, and further augmented by comparative changes in non-cash working capital. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2023, capital expenditures were $67.7 million, up from $55.5 million in the prior year period. Current year investments include service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system improvements in both segments. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2023 are expected to be approximately $80 million, with total capital expenditures approaching $100 million.

In October 2023, we paid a quarterly dividend of $0.225 per share on the Common Shares in respect of the quarter ended September 30, 2023.

Net indebtedness as at September 30, 2023 was $640.9 million, versus $598.2 million at December 31, 2022. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at September 30, 2023 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $295.0 million of available undrawn credit as of September 30, 2023.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $31.1 million as at September 30, 2023 ($34.2 million as at December 31, 2022) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to October 2025. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.

The following table summarizes our contractual obligations as at September 30, 2023:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$772,328	$30,000	$30,000	$652,328	$60,000
Interest on long-term debt	112,466	43,409	53,950	12,389	2,718
Capital lease obligations	18,640	7,009	7,895	3,736	—
Contingent acquisition consideration	31,092	18,853	12,239	—	—
Operating leases	266,457	56,649	94,212	53,838	61,758

Total contractual obligations	$1,200,983	$155,920	$198,296	$722,291	$124,476

At September 30, 2023, we had commercial commitments totaling $19.5 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes and our senior unsecured notes at an interest rate of 3.8% and 4.5%, respectively.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2023	2022

FirstService Residential	$69,182	$60,424
FirstService Brands	169,162	148,522
	$238,344	$208,946

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2023, the RNCI recorded on the balance sheet was $266.1 million. The purchase prices of the RNCI may be satisfied in cash or in Common Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the nine months ended September 30, 2023 would be $0.45, and the accretion to adjusted EPS would be $0.02.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2022.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have two interest swaps in place to exchange the floating interest rate on $200 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the nine months ended September 30, 2023 was $3.3 million (2022 - $3.5 million).

As at September 30, 2023, the Company had $2.4 million of loans receivable from minority shareholders (December 31, 2022 - $2.4 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 44,632,627 Common Shares. In addition, as at the date hereof, 2,470,549 Common Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2023 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Public Health Crisis” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	The outbreak of epidemics or pandemics or other health crises could result in volatility and disruptions in the supply and demand for our products and services, global supply chains and financial markets.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2022, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Further information about us can also be obtained at www.firstservice.com.